Exhibit 99.4

Industry Leader David Stetson Joins Electra Board of Directors

TORONTO, Aug. 25, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce the appointment of David Stetson to its Board of Directors. Mr. Stetson is a seasoned executive with decades of leadership experience in the natural resources sector, including 14 years as a CEO.

During his tenure as CEO of Alpha Metallurgical Resources, the company’s market capitalization increased from $50 million to more than US$4 billion. He led the company through a complex restructuring, eliminated US$800 million of debt and transitioned to Chairman until his retirement in late 2024.

More recently he served on the board of Mallinckrodt Pharmaceuticals and chaired the Compliance and Corporate Governance Committee and served on the Transaction Committee. He played a significant role in helping the company reduce its indebtedness and complete its merger with Endo Pharmaceuticals.

Mr. Stetson brings a distinguished track record of driving operational improvements, building resilient organizations, and creating value for shareholders. He earned a Bachelor of Science degree from Murray State University, a juris doctorate from the Brandeis School of Law at the University of Louisville, and a Master of Business Administration degree from the University of Notre Dame.

“On behalf of the Board, I am delighted to welcome David to Electra,” said John Pollesel, Chair of Electra’s Board. “His proven expertise in guiding companies through expansion and delivering sustainable, long-term value will be instrumental as we bolster our financial foundation and deepen Electra's role in North America’s critical minerals supply chain.”

“David’s appointment marks an important step forward for Electra as we strengthen our balance sheet and sharpen our focus on core operations,” said Electra CEO, Trent Mell. “His track record of building strong, resilient companies, together with his industry leadership, strategic insight, and ability to develop and mentor high-performing teams, will be a tremendous asset as we advance our strategy and position Electra for long-term growth.”

“I am thrilled to join Trent and the team at Electra at such a pivotal time for the Company,” said Mr. Stetson. “Electra is uniquely positioned to advance North America’s critical mineral priorities by building secure, domestic supply chains that are essential to both the energy transition and national security. I look forward to working alongside my fellow directors and Electra’s leadership to build on the strong foundation already in place and create lasting value for all stakeholders.”

Electra’s appointment of Mr. Stetson comes following the recently announced recapitalization process with the holders of the Company’s senior secured convertible notes (the “Lenders”), designed to strengthen the Company’s balance sheet and provide a more stable financial foundation (see August 21, 2025 press release). This process, which includes new financing arrangements to support operations and strategic initiatives and a significant reduction in the Company’s debt profile, marks an important step toward positioning Electra for long-term success.

Company Update

The Company also announces the closing of its previously disclosed bridge financing (the “Bridge Financing”) to support operations during the Company’s restructuring and recapitalization with the Lenders. Pursuant to the Bridge Financing, the Lenders have purchased an aggregate principal amount of US$2 million of unsecured 90-day 12.00% promissory notes (the “Bridge Notes”). Mr. Stetson is a board nominee of the Lenders pursuant to the Bridge Financing, however the addition of Mr. Stetson to the Board also reinforces Electra’s ongoing commitment to disciplined execution as the Company advances on its path of transformation and growth. Details of the Bridge Notes are available in the Company’s August 21, 2025 press release.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including, but not limited to, TSXV approval of the board appointment. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.